Exhibit 3.1

AMENDMENT NO 1. TO THIRD AMENDED AND RESTATED BYLAWS OF JOHN BEAN TECHNOLOGIES CORPORATION

WHEREAS, the Board of Directors desires to make certain changes to the John Bean Technologies Corporation Third Amended and Restated Bylaws and believes such changes are in the best interest of the Corporation;

NOW, THEREFORE, BE IT RESOLVED, that the Company’s Third Amended and Restated Bylaws be, and they hereby are, amended by adding the following Section 4.7 to Article IV, reading in its entirety as follows:

SECTION 4.7. Emergency Bylaw. In the event of any emergency, disaster or catastrophe, as referred to in Section 110 of the General Corporation Law of the State of Delaware, or other similar emergency condition, as a result of which a quorum of the Board of Directors or a standing committee of the Board of Directors cannot readily be convened for action, then the director or directors in attendance at the meeting shall constitute a quorum. Such director or directors in attendance may further take action to appoint one or more of themselves or other directors to membership on any standing or temporary committees of the Board of Directors as they shall deem necessary and appropriate.

April 6, 2020